Changes in Affiliates (New Affiliate)

DAEWOO INTERNATIONAL CORPORATION (M) SDN BHD is a new affiliate company of the POSCO Group. DAEWOO INTERNATIONAL CORPORATION, an affiliate of POSCO, owns 100 percent of the total issued and outstanding shares of DAEWOO INTERNATIONAL CORPORATION (M) SDN BHD.

Company to be affiliated:

• Company Name: DAEWOO INTERNATIONAL CORPORATION (M) SDN BHD

• Total Assets (KRW): 1,107,000,000

• Total Shareholders’ Equity (KRW): 1,107,000,000

• Total Liabilities (KRW): -

• Total Capital (KRW): 1,107,000,000

• Current total number of affiliated companies: 180